1108-1030 West Georgia Street, Vancouver, BC Canada V6E 2Y3 Toll Free 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD PROVIDES UPDATE ON FINANCING ACTIVITIES AND UNAUDITED
RESULTS FOR Q4 2010 AND THE FINANCIAL YEAR ENDED DECEMBER 31, 2010

Highlights

  Earnings per share of $0.02 for Q4 2010
  Revenue for Q4 2010 of $43 million with 31,911 Au eqv oz sold
  Cash cost improved 19% quarter on quarter
  Revenue more than doubled in 2010 with the adjusted loss per share1 reduced by 69% to $0.05
  Burnstone completes commissioning of all major capital infrastructure
  Successfully closed $75 million bought deal public offering as well as 15% over-allotment
  Executed the Credit Agreement for a US$60 million Term Loan Financing to repay in full the Senior Secured Notes

February 24, 2011, Vancouver, BC - Great Basin Gold Ltd. (“Great Basin Gold” or the “Company”), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces updates on the recently announced financing transactions as well as unaudited financial results for the quarter and the financial year ended December 31, 2010. The Company will file its audited financial statements for the year ended December 31, 2010 on or before March 31, 2011.

Finance transactions

The previously announced $75 million bought deal public offering, as well as the 15% over-allotment option, was closed on February 23, 2011 with the proceeds from this transaction mainly being utilized for working capital requirements during the production build-up at the Burnstone Mine.

The Company also executed the Credit Agreement relating to the previously announced US$60 million Term Loan Financing with Credit Suisse AG. The loan has a term of 4 years and is repayable in quarterly installments commencing September 2011, and will bear interest at a premium of 3.75% over the 3-month US LIBOR rate. The Company will execute a zero cost collar hedging program, consisting of a total of approximately 105,000 gold equivalent ounces (Au eqv oz) spread over a 4-year term, prior to draw down. Draw down on this facility is set for March 15, 2011 with approximately US$52 million to be applied towards full and final settlement of the Senior Secured Notes issued in December 2008.

Operating results

Fourth quarter (Q4) 2010 gold production of 31,911 Au eqv oz2 from trial mining activities at the Company’s Hollister project was in line with expectations and an increase of 190% over third quarter (Q3) 2010 results. Revenue for the quarter totaled $43 million and $100 million for the fiscal year, an increase of $66 million year on year. Cash costs for the quarter (inclusive of royalties) decreased by 19% to $690 (US$670) per Au eqv oz and 11% to $563 (US$546) per ton from Q3 2010 and were in-line with estimates for the quarter. The Company’s Esmeralda mill processed 27,553 tons during Q4 2010 and recovered 21,901 Au eqv oz. Recoveries for the quarter of 80% Au and 61% Ag are still below our targeted rate of 92% Au and 85% Ag due to the high metal content fouling the carbon in the process. This is being addressed by the installation of a carbon regeneration system and automation of certain components within the mill.

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1 Adjusted loss per share and cash cost are non-GAAP measures. Refer to cautionary note regarding non-GAAP measures included in this press release.
2 The equivalent gold ounces reported in this document were calculated using a gold price of US$1,000/oz, a silver price of US$15/oz.

The Company achieved its first positive earnings per share of $0.02 during Q4 2010 (Q3 2010: $0.07 loss per share). The adjusted loss per share for the year ended December 31, 2010 decreased to $0.05, an improvement of 69% over the $0.16 adjusted loss per share reported in fiscal 2009.

Burnstone project update

Commissioning of all major capital projects at Burnstone was completed during January 2011 and the Company will be reporting revenue and production costs during Q1 2011. The Burnstone metallurgical plant is now available for commercial levels of production with the completion of the commissioning of the Carbon-in-Leach (CIL) circuit. Over 90,000 tons of lower grade development ore were milled in January 2011. The Burnstone Mine was ceremonially opened with a gold pour celebration by the South African Minister of Mineral Resources, Ms Susan Shabangu, on February 22, 2011.

Exploration update

At Hollister, the evaluation of the very high grade Blanket Zone material (November 9, 2010 news release) progressed during the quarter. Bulk sampling involved the successful extraction of some 500 tons grading on average 12 oz/ton Au eqv. An initial phase of underground drilling was initiated to determine the grade profile and strike continuity of the Blanket Zone style of mineralization exposed at 3000N 1E. As at February 21, five boreholes (each approximately 600 feet long) had been completed. A further 11 holes are planned for completion by the end of March 2011 to enable preliminary mineral resource modelling. The high grade (averaging >10 oz/ton Au) zones are directly related to vertical extensions into the Tertiary volcanic strata of narrow mineralised structures from the underlying Ordovician metasediments.

The first long flat underground borehole testing the Velvet area to the north of current infrastructure (HDB 432; EOH 2,800 feet) was completed on February 14, 2010. The borehole intersected a number of silicified and weak to moderately mineralized silicified zones and fault structures that are indicative of fluid circulation and alteration. As at February 22, a second hole had reached 1,520 feet depth with approximately 1,480 feet remaining to be drilled.

Underground drilling during Q4 2010 continued to gain positive results for the recently discovered SE Gwenivere vein system. Preliminary modelling of the vein system has been initiated.

At Burnstone, drilling within the 24-month mine plan area continued from underground and surface, providing detailed coverage of structural breaks and mining block infill valuation data. Other exploration was focused on maintaining mineral rights outside of the Burnstone Mine Mining Right.

Ferdi Dippenaar, Great Basin Gold CEO, commented: “We are very pleased with the operating results achieved during Q4 2010. This was the first quarter that we were able to demonstrate the operating potential of our Nevada operations with our Esmeralda mill able to process all material from trial mining at Hollister. Burnstone achieved a significant milestone by completing the commissioning of all major capital projects and thereby concluding its project construction phase in January 2011. With underground development rates increasing, we are gaining momentum to deliver on our production targets in a safe and efficient manner. The closing of the public offering as well as the execution of the Credit Agreement for the US$60 million Term Loan Financing provides us with the required working capital to finance the planned production build-up at Burnstone. The higher revenue from increased production in 2010 resulted in our adjusted loss per share reducing by more than 69% in 2010; we expect further operational and financial improvements for fiscal 2011 with Burnstone starting to contribute to our bottom line.”

Johan Oelofse, Pr.Eng., FSAIMM, Chief Operating Officer and Phil Bentley, Pr. Sci. Nat , Vice President: Geology and Exploration of Great Basin, both Qualified Persons, as defined by regulatory policy, have reviewed and assumed responsibility for the technical information contained in this release.

For additional details on Great Basin and its gold properties as well as further particulars about the financial and operational update, please visit the Company’s website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa	27 (0) 11 301 1800
Michael Curlook in North America	1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA	(646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This document contains “forward-looking statements” that were based on Great Basin’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;

uncertainties related to Technical Reports that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
operating and technical difficulties in connection with mining development activities;

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

uncertainties related to unexpected judicial or regulatory proceedings;
changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
expected effective future tax rates in jurisdictions in which our operations are located;
the protection of the health and safety of mine workers; and
mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

geopolitical uncertainty and political and economic instability in countries which we operate; and

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Great Basin, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com. The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates or opinions should change except as required by law.

Cautionary Note regarding Non-GAAP Measurements

Cash cost per ounce produced is a not a generally accepted accounting principles ("GAAP") based figure but rather is intended to serve as a performance measure providing some indication of the mining and processing efficiency and effectiveness of test mining at the Hollister project. It is determined by dividing the relevant mining and processing costs including royalties by the ounces produced in the period. There may be some variation in the method of computation of "cash cost per ounce produced" as determined by the Company compared with other mining companies. In this context, "ounces produced" includes in-process and doré inventory along with ounces of gold sold in the period. Cash costs per ounce produced may vary from one period to another due to operating efficiencies, waste to ore ratios, grade of ore processed and gold recovery rates in the period. We provide this measure to our investors to allow them to also monitor operational efficiencies of test mining at Hollister. As a Non-GAAP Financial Measure cash cost per ounce should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Adjusted loss per share is also a Non-GAAP measure and is calculated by excluding the impact of certain fair-value accounting charges. There are material limitations associated with the use of such Non-GAAP measures.